MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2007

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended June 30, 2006 and the interim unaudited consolidated financial statements for the nine month period ended March 31, 2007. Except as discussed below, all other factors referred to and discussed at June 30, 2006 remain substantially unchanged. Financial data contained herein has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. All amounts included in the MD&A are in Canadian dollars, unless otherwise specified.

This report is dated as at May 2, 2007. Additional information related to the Company, including its most recent audited consolidated financial statements, is available for review on SEDAR at www.sedar.com.

Company overview

Goldbelt Resources Ltd. (“Goldbelt” or the “Company”) is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt traded on the TSX Venture Exchange until April 9, 2007 after which the Company commenced trading on the Toronto Stock Exchange (“TSX”).

The Company’s mineral properties include 20 tenements covering a total area of 4,716 km² in the Belahouro, Houndé and Bougouriba regions of Burkina Faso.

Belahouro tenements and Inata Project

The Belahouro tenements are located approximately 220 km north of Ouagadougou, the capital of Burkina Faso. In March 2005, Goldbelt acquired Resolute (West Africa) Limited an operating company that owned an exploration permit within the Belahouro region in Burkina Faso, which covered an area of 1,187 km² and had an expiry date of April 3, 2006. In accordance with Burkina Faso mining laws the Company made an application for a mining permit for the Inata Gold Project in December 2005.

On April 11, 2007, the Company received the mining permit. The Inata Gold Project mining permit covers an area of 26 km² which overlies mineral resources within the western portion of the previously permitted Belahouro region. The Inata Gold Project is subject to a third party royalty of 2.5% and a government royalty of 3% on gross sales.

Goldbelt released a Prefeasibility Study for the Inata project on November 1, 2006 which outlined an average annual production of 106,500oz during the first five years of operation.  The Company completed a 33,500 meter drilling campaign over Inata and the other Belahouro resource projects in calendar 2006. The focus of this drilling campaign was the definition and expansion of the resources at Inata and developing further resources within the Belahouro tenements. The expanded Inata resource base will form the nucleus of the Inata final feasibility study, which is expected to be completed later in 2007. Ongoing work at Inata includes a recent re-design of the dam structure which will be providing process water to the mill; sterilisation drilling in the areas established for the project infrastructure; further metallurgical testwork to optimise gold recoveries; further resource definition and extension drilling; exploration and development of hydrogeological targets; exploration and development of other known resource targets within the Belahouro tenements.

The Prefeasibility Study was based on the resources published in April, 2006. The Study concludes that Inata will process 633,000 ounces of gold with an average annual gold production of 106,500 ounces of gold for the first five years. The average cash operating cost will be US$290 per ounce over a 6.1 year mine life. The Study is based on mineable reserves of 9.2 million tonnes of ore with an average grade of 2.15 grams per tonne calculated at an un-hedged gold price of US$550 per ounce. The Study proposes open pit mining with the ore to be processed through a conventional CIL plant with a design capacity of 1.5 million tonnes per annum. Oxide ore will be the main mill feed for the early part of the project life, and average gold recoveries are estimated at 95% for the first four years, and 93% thereafter. The Study reports a Net Present Value of US$44 million at 5% discount rate and an Internal Rate of Return of 28%. Total capital costs are estimated to be US$65.8 million.

The proven and probable resources are as follows:

Belahouro
Deposit	Proven			Probable			Proven and probable
	Tonnage (Kt)	Au g/t	Ozs	Tonnage (Kt)	Au g/t	ozs	Tonnage (Kt)	Au g/t	Ozs
Inata Trend
Inata/Minfo	2,300	2.58	192,000	6,900	2.00	441,000	9,200	2.15	633,000

In March 2007 the Company updated its resources based on the results of the 2006 drilling campaign. The new resource is estimated at 21.6 MT @ 1.7 g/t gold for 1,204,300 ounces of measured and indicated resources and an additional 8.0MT @ 1.4 g/t gold for 355,900 ounces of inferred resources at Inata (the Inata resource estimate also includes both Sayouba and Minfo resources). This new estimation, calculated using a 0.5 g/t gold lower cut-off grade, represents a 50% increase in tonnes and a 37% increase in contained gold in all resource categories from the previous estimate completed in April 2006.

At a 0.8 g/t gold lower cut-off grade, there is a 46% increase in tonnage and a 29% increase in contained ounces reported from measured and indicated categories from the previous model to 18.5MT @ 1.9 g/t gold for 1,139,300 ounces (excluding an additional 6.4MT @ 1.6 g/t gold for 321,200 ounces in the inferred category at the same cut-off grade).

The mineral resource summary for the Inata, Sayouba and Minfo Deposits is as follows:

	Measured			Indicated			Inferred
	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)

Inata	3,812,600	2.6	314,400	15,548,900	1.6	803,400	7,006,300	1.4	316,200
Sayouba	121,400	1.6	6,100	466,200	1.4	20,500	727,300	1.2	27,200
Minfo				1,605,900	1.2	59,900	325,800	1.2	12,500
Total	3,934,000	2.5	320,500	17,621,000	1.6	883,800	8,059,400	1.4	355,900

This new resource estimation was conducted by independent consultants, Ravensgate, based in Perth, Australia. The information relating to resource estimation is based on information compiled by John Haywood, who is a Principal Consultant of Ravensgate, and is a Member of the Australian Institute of Mining and Metallurgy; and by Dr. Peter Turner, who is the Vice President of Exploration and Business Development of Goldbelt Resources Ltd, and a Member of the Australian Institute of Mining and Metallurgy. John Haywood and Dr. Peter Turner have sufficient experience relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which they are undertaking to qualify as Qualified Persons as defined by the National Instrument 43-101.

At the time of application for the Inata Gold Project mining permit, the Company applied for and subsequently received (in July and August 2006) 10 new contiguous exploration tenements covering an area of 2,474 km² which includes the original area of the previous Belahouro permit. The Company has 2 additional tenements covering an area of 496 km² which are contiguous to these tenements and which were granted in August 2005 and April 2006. All of the exploration tenements are for a three year period with the ability for two further renewals of three years each. The Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep the Belahouro exploration tenements in good standing. There are a number of known gold occurrences over these tenements and drill data resulting from a drill program completed in 2006 is currently being compiled in preparation for a new drill program and eventually, revised resource estimation. These 12 exploration tenements and the Inata mining permit application together cover an area of 2,996 km² within the Belahouro region.

In Q2 2007, the Company completed the purchase from Tanami Gold NL (Australia) (“Tanami”) of a used gold processing plant currently located near Darwin in the Northern Territory, Australia for A$2,000,000. A refundable security deposit of A$200,000 was also paid to Tanami to meet potential removal expenditures that may be incurred by Tanami on behalf of the Company. The Company has incurred $270,819 in expenditures relating to the assessment of plant removal and refurbishment.

The Company is obligated to dismantle this process plant at an estimated cost of approximately $1.2 million.The process of determining the costs and timetables to refurbish the plant to bring the equipment to “as new” condition has been completed and preparations for the subsequent dismantling, relocation and refurbishment have begun.

All equipment on site at the plant has recently been subject to extensive review by GBM Metals Engineering Consultants, who have outlined a dismantling program scheduled to begin in early May 2007, to coincide with the end of the wet season. The engineers’ scope of work was to determine the work needed and costs associated with the refurbishment required to the plant. In line with the final recommendations from the engineers, it is now being determined which auxiliary parts of the structure will be re-used, and which will be sold.

Other exploration tenements
In addition to the Belahouro area exploration tenements, Goldbelt was issued 8 additional exploration tenements. Seven of these exploration tenements cover 1,655 km² in the Houndé and Bougouriba regions located in the southwest part of Burkina Faso and 1 permit covers 65 km² in the Koupela region, southeast part of Burkina Faso. The single permit located in Koupela has subsequently been relinquished.

Goldbelt’s geologists have been actively exploring the Houndé and Bougouriba tenements. To date approximately 17,000 soil and rock samples have been collected and assayed. These geochemical assay results and earlier geophysical survey results are currently being collated to provide an updated geological model of the tenements. The Company completed 6,000 meters of drilling on the Karba permit in Houndé which have shown promising results. Eleven of these holes indicated intervals of 4 meters of 1.67 g/t to 4.47 g/t close to surface.

The Company also completed 2,000 meters of reconnaissance drilling on the Mandiasso and Diosso contiguous tenements in Bougouriba and early drill results have been encouraging. At Mandiasso, 5 holes indicated between 1 g/t and 5.7 g/t over intervals of 2 to 10 meters. At Diosso, 5 holes indicated between 1 and 8 g/t over intervals of 2 to 6 meters, also close to surface. The details of the drill hole results have been previously disclosed on SEDAR. The Company plans to conduct a geophysical exploration program at Karba, Mandiasso and Diosso in order to identify drill targets in 2007. To date, the company has expended $1.3 million on exploration costs on these tenements. The Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep these exploration tenements in good standing.

In February 2007, the Company entered into an exclusive option to acquire all of Barrick Exploration Africa Limited’s assets in Burkina Faso, Mali and Guinea.

Analysis of Exploration Properties
The following table details the expenditures on the Burkina Faso properties as at March 31, 2007:

	Inata Project	Belahouro	Other
	Permit	Permits	Permits	Total
	$	$	$	$

Balance - June 30, 2005	9,741,320	-	499,883	10,241,203
Acquisition from Resolute	1,183,613	-	51,681	1,235,294
Assay and sampling	165,311	-	68,308	233,619
Drilling	382,266	-	-	382,266
Environmental studies	93,911	-	746	94,657
Geophysical	14,387	-	-	14,387
General and administrative	321,155	-	60,971	382,126
Hydrogeology	15,442	-	-	15,442
Project engineering	386,915	-	-	386,915
Resource and mine engineering	275,209	-	-	275,209
Salaries and benefits	418,044	4,968	114,924	537,936
Taxes	14,815	24,337	23,618	62,770
Travel and fuel	175,091	-	20,445	195,536

Expenditures in fiscal 2006	3,446,159	29,305	340,693	3,816,157

Balance - June 30, 2006	13,187,479	29,305	840,576	14,057,360

Assay and sampling	279,632	91,329	76,155	447,116
Drilling	1,038,834	378,342	247,579	1,664,755
Environmental studies	454	-	-	454
Geophysical	152,452	10,245	-	162,697
General and administrative	312,591	186,472	51,423	550,486
Project engineering	111,759	-	-	111,759
Resource and mine engineering	384,496	13,788	16,763	415,047
Salaries and benefits	421,948	148,959	44,530	616,337
Taxes	14,206	16,449	5,996	36,651
Travel and fuel	118,464	98,171	6,881	223,516

Expenditures in fiscal 2007	2,834,836	944,655	449,327	4,228,818

Balance - March 31, 2007	16,022,315	973,960	1,289,903	18,286,178

Liquidity and Capital Resources

The Company’s main sources of financing are its current cash and short term investments, equity markets and outstanding warrants and options. As at March 31, 2007, the Company had cash and short term investments of $7,978,000 compared to the June 30, 2006 balance of $6,119,181. The overall net increase from June 30, 2006 is due primarily to proceeds obtained from a significant private placement and an exercise of warrants. The increase is net of expenditures incurred on the Inata Project, the Company’s drilling campaigns on Belahouro, Houndé and Bougouriba tenements, purchase of the used Brocks Creek gold processing plant in Australia, as well as general and administrative expenses.

In September 2006, the Company raised $7,980,000 though a private placement of 7,600,000 shares. In November 2006, the Company issued 4,714,932 common shares for proceeds of $2,944,118 pursuant to the exercise of all of the 4,714,932 warrants held by Resolute Limited of Perth, Australia.

During the Quarter ended December 31, 2006, Company paid A$2 million under the terms of the agreement with Tanami to complete the purchase of the Brocks Creek plant located in Darwin, Australia. A refundable security deposit of A$200,000 was also paid to Tanami to cover any potential removal expenditures incurred by Tanami. The Company is obligated to dismantle this plant which is estimated to cost approximately $1.2 million.

The Company had working capital of $8,201,379 as at March 31, 2007. These funds will be used to complete its calendar 2nd quarter 2007 exploration drilling program at Inata, dismantle and commence refurbishment of the Brocks Creek process plant, prepare a bankable feasibility study on the Inata Project, conduct further exploration drilling on the Houndé and Bougouriba projects and administrative expenses. The Company anticipates that the development of the Inata mine will be funded principally through debt financing.

The Company continues to assess potential sources of financing to proceed towards developing the Inata Project and to further its exploration activities within the Belahouro and other license areas in Burkina Faso. While the Company has been successful in the past in raising financing, there is no guarantee that the Company will be as successful in the future.

Selected Quarterly Information
The results of operations and financial position are summarized in the following tables, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006
$ Cdn	3rd Quarter Fiscal 2007	2nd Quarter Fiscal 2007	1st Quarter Fiscal 2007	4th Quarter
Statement of operations
Loss	(1,161,144)	(837,977)	(878,423)	(900,440)
Loss per share	(0.02)	(0.01)	(0.02)	(0.03)
Balance Sheet
Working capital	8,201,379	9,677,785	9,185,080	5,866,202
Total assets	29,654,663	30,211,494	29,622,165	20,681,494
Shareholders’ equity	28,906,255	29,320,477	27,170,963	20,311,485
Statement of Cash Flows
Investments in mineral properties	1,029,721	1,421,729	1,815,774	784,576
Purchase of plant and equipment	217,732	2,204,723	116,409	95,715
Cash flow from issue of shares	524,292	2,943,878	7,393,728	5,295,764

	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005
$ Cdn	3rd Quarter Fiscal 2006	2nd Quarter Fiscal 2006	1st Quarter Fiscal 2006	4th Quarter Fiscal 2005

Statement of operations
Loss	(1,245,303)	(820,338)	(346,534)	(386,375)
Loss per share	(0.03)	(0.02)	(0.01)	(0.01)
Balance Sheet
Working capital	292,222	(1,383,371)	(472,826)	745,129
Total assets	14,939,322	12,789,020	13,507,222	14,862,378
Shareholders’ equity	12,913,315	10,307,048	10,706,347	11,031,761
Statement of Cash Flows
Investments in mineral properties	902,147	400,107	1,718,725	896,512
Purchase of equipment	13,027	56,002	17,420	28,644
Cash flow from issue of share	2,874,518	23,033	Nil	Nil

Results of Operations

Nine Months Ended March 31, 2007
For the nine month period ended March 31, 2007, the Company incurred a loss of $2,877,544 (2006 - loss of $2,412,175). The loss was due mostly to salaries and benefits of $614,213 (2006 - $412,492), shareholder relations of $390,453 (2006 -$157,013), filing fees of $134,638 (2006 - $36,402), occupancy costs of $235,913 (2006 - $108,995) and stock-based compensation expense of $610,417 (2006 - $925,590). The Company incurred salaries and related search fees for five additional employees who were not employed for several months of the comparative period. Shareholder relations increased as the Company sought to establish a broader profile in the investment community. Office and occupancy costs increased as the Company established a branch office in the UK. Filing fees also increased as the Company paid for admission to the TSX. Stock compensation expense was lower as fewer options were granted and vested compared to the same period in 2006.

Three Months Ended March 31, 2007
For the three month period ended March 31, 2007, the Company incurred a loss of $1,161,144 compared to a loss of $837,978 for the three month period ended December 31, 2006. The most significant changes relate to stock compensation expense of $222,630 (2006 - $43,614), salaries of $287,549 (2006 - $177,154), filing fees of $116,265 (2006 - $6,353), occupancy costs of $147,168 (2006 - $39,512) and shareholder relations of $73,869 (2006 - $284,990). Stock-based compensation increased in the current quarter due to the granting of 750,000 options to employees. Salaries increased as the company paid for the search costs and salaries for new employees. Occupancy costs increased as the company established a new office in the UK. Filing fees also increased as the Company paid for admission to the TSX. Shareholder relations decreased from the previous quarter as the Company reviewed its efforts from the previous quarter.

The loss for the comparative three month period ended March 31, 2006 was $1,245,303. The most significant changes again relate to stock compensation expense of $222,630 (2006 - $506,464), salaries and benefits of $287,549 (2006 - $155,415), filing fees of $116,265 (2006 - $32,809) and occupancy costs of $147,168 (2006 - $39,502). Stock-based compensation decreased in 2007 since more options were vested in the previous quarter compared to the current quarter. Salaries increased as the company paid salaries and search fees for more personnel compared to the previous quarter. Filing fees increased as the company paid for admission to the TSX. Occupancy costs increased as the company established a new office in the UK.

Related Party Transactions

The following table discloses transactions with Directors of the Company, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

	Type of	3 months ended March 31		9 months ended March 31
Related party	fees	2007	2006	2007	2006
		$	$	$	$
Paul Morgan	Consulting	9,000	35,000	56,500	89,000

Brian Irwin	Consulting	15,000	12,000	42,000	36,000
		24,000	47,000	98,500	125,000

Mr. Brian Irwin is currently compensated by a monthly retainer of $5,000.

Financial Instruments

The Company’s financial instruments consist of cash, short term investments, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Critical accounting estimates

The recoverability of the carrying value of the Inata Gold Project is dependent upon the ability to economically mine the reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company has yet to determine mineable reserves on its other mineral properties. The recoverability of the carrying values of these mineral properties is dependent upon the discovery of reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Changes in future conditions could require material write-downs of the carrying values of mineral properties. Management conducts periodic reviews of its mineral properties to determine if write-downs are required. Management estimated that no write-downs were required in the quarter.

Significant estimates and assumptions also include those related to the estimated useful lives of equipment, determinations as to whether costs are expensed or deferred, and stock compensation valuation assumptions. Financial results as determined by actual events could differ from those estimates.

Risks and Uncertainties

The Company’s business is subject to a number of risks related to its exploration and development projects as well as risks related to the mining industry generally. These have been disclosed in the most recent fiscal 2006 MD&A.

Outlook

Our plans are to complete a new drilling program at Belahouro with the intention of upgrading inferred resources and adding to the current resource base, both within and adjacent to the Inata deposit,

The Company will be negotiating a Mining Convention with the Government of Burkina Faso. The Company has experienced good relations with government officials of Burkina Faso in obtaining and renewing its exploration tenements, obtaining its Exploitation permit, and in the application process for the Inata Mining Convention and expects this relationship to continue in developing its mining projects in the country.

We have received promising results from our 2006 drill programs in our other exploration tenements at Houndé and Bougouriba in south-west Burkina Faso; we will accordingly focus our future exploration activities on recognized target areas. We remain open to the review of opportunities for possible merger or acquisition of mineral properties in Africa, particularly West Africa.

The Company is progressing with the plans for dismantling the Brocks Creek process plant in Australia and the associated refurbishment. This process plant will be incorporated into the Inata feasibility study.

SHARE CAPITAL INFORMATION AS AT May 2, 2007
Issued shares	64,816,648
Stock options	5,110,000
Bonus shares based on employment contracts	2,250,000
Warrants	532,000
Common shares on a fully diluted basis	72,708,648

Cautionary Note

Certain statements contained herein constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfil projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties,

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Disclaimer

The information contained herein is prepared by the Company and believed to be accurate but has not been independently audited or verified, and is provided for informational purposes. This information is not to be construed as an offer or as a recommendation to buy or sell securities of Goldbelt Resources Ltd. The Company’s officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.